United Technologies Corporation
8 Farm Springs Road
Farmington, CT 06032
(860) 728-6250
John E. Stantial
Acting Controller and
Assistant Controller, Financial Reporting

April 7, 2014

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2013
Filed on February 6, 2014
Dear Mr. Shenk:

This letter sets forth the response of United Technologies Corporation (the "Company") to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter to the Company dated March 26, 2014 regarding the above referenced Form 10-K. Our specific response to the comment is set forth below following the text of the Staff's comment.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to future filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2013
Exhibit 13
Management's Discussion and Analysis
Segment Review
Aerospace Businesses, page 11

1.
We note your disclosure regarding Sikorsky’s development and production and in service support contracts (collectively, the Arrangements) of the Cyclone helicopter for the Canadian government. We note that during the fourth quarter of 2012, you recorded a loss provision of $157 million because the estimated profits on the in service support contract no longer exceeded the estimated remaining losses on the development and production contract. We also note your disclosure that loss provisions recorded to date reflect management’s best estimate of the projected costs to complete the development and manufacture of the final configuration aircraft.

You state that you expect to record an approximately $14 million loss upon achievement of the contractual milestone for each aircraft in the future. Given your conclusion in the fourth quarter of 2012 that the estimated profits on the in service support contract no longer exceeded the estimated remaining losses on the development and production contract and your conclusion that loss provisions recorded to date reflect projected costs to complete development and manufacture of the aircraft, please explain to us your basis for deferring recognition of the approximately $14 million loss per aircraft until the future.

The Canadian Maritime Helicopter Program provides for the development, production and service of the Cyclone helicopters for the Canadian government and is a multiple element arrangement ("MEA") being performed under two legal contracts, and related amendments, consisting of an acquisition contract for the development and production of 28 helicopters (the "Acquisition Contract"), and a fixed price In Service Support contract (the "ISS Contract") which primarily provides for the maintenance of the aircraft through March 2028 with consideration earned based on Canada’s utilization of the aircraft (collectively, the "Arrangements"). These contracts have been combined for accounting purposes with revenue recognized under multiple revenue recognition models. In an MEA, certain deliverables may be profitable and others may be unprofitable. If the arrangements are profitable on a combined basis, we record the element losses or profits when they meet their respective revenue recognition criteria. Specific to this circumstance, measuring losses of the Arrangements on a combined basis is consistent with the overall economics of the Arrangements and is consistent with our understanding of how our customer makes procurement decisions given the significant cost of maintaining aircraft, which may exceed the initial procurement cost over the aircraft lifecycle.
Cyclone aircraft in the Acquisition Contract are currently unprofitable, and the ISS aftermarket services are currently expected to be profitable. On a combined basis, however, the Arrangements were expected to be profitable until the fourth quarter of 2012. At that time, the increased projected losses on the aircraft in the Acquisition Contract exceeded the decreased projected profits of the ISS Contract, and a combined net loss provision of $157 million was recorded and disclosed in accordance with our policy described above. In the quarter ended December 31, 2013, further program delays and related production cost increases on the aircraft required the booking of an incremental $27 million loss provision. After recording these loss provisions, the Arrangements were in an expected breakeven position on a combined basis with remaining projected losses yet to be recognized on the Acquisition Contract being fully offset by projected profits yet to be recognized on the ISS Contract. Therefore, our contract loss provision included our best estimates not only of the projected costs to complete the aircraft but also estimated profits on the ISS arrangement.
The $14 million of projected future loss per aircraft disclosed in the Form 10-K represents the remaining unreserved loss on the aircraft deliverables which is fully offset by expected profits on the ISS aftermarket services. On an individual basis, these profits and losses on the deliverables in the MEA are recognized at different points in time under different accounting models. Revenue and losses are currently being recognized for aircraft under the Acquisition Contract using output measures, while revenues and profits will be recognized on the ISS Contract over time as services are provided after initial aircraft deliveries. Therefore, when the aircraft meet their revenue recognition criteria, the associated revenue and related aircraft costs will be recognized in full, and are expected to result in an incremental loss of $14 million per aircraft, after proportional utilization of the previously recognized loss provision disclosed in the Form 10-K. As a result, we anticipate fully utilizing the loss provision as revenue is recognized on the 28 aircraft and recognizing all revenue and costs of the aircraft as this deliverable of the MEA is currently driving the overall loss on the arrangement. As disclosed in the Form 10-K, future variability in our revenue and cost estimates on the Arrangements could require additional loss provisions.
Separate from your specific inquiry and as disclosed in our Form 10-K, Sikorsky is engaging in ongoing formal contract renegotiations with the customer at both parties’ request following an independent review of the overall program. The objective of the renegotiations is the formation of a mutually agreed-upon contractual amendment that memorializes the key understandings documented in the Principles of Agreement signed on December 31, 2013. This amendment may substantially change the timing and scope of deliverables as well as the overall program governance structure. As such, this amendment may require us to reassess our current accounting judgments and estimates and could substantially change the timing and amount of estimated future losses on the Acquisition Contract as well as estimated revenues and profits on the ISS Contract. Any such change could have a material adverse impact on the consolidated results of operations in the period in which the change is affected. Similarly, failure to reach an agreement with the customer and obtain a contractual amendment could also lead to a material adverse impact on the consolidated results of operations. We will continue to update our disclosures as appropriate.
We appreciate the Staff's consideration of our response to the above comment. Should you have any questions, or wish to arrange further discussions, please call me directly at 860.728.6250.
Sincerely,
/s/ John E. Stantial
John E. Stantial
Acting Controller and
Assistant Controller, Financial Reporting